UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

China Medical Technologies, Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.10 per share

(Title of Class of Securities)

169483104 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 169483104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Golden Meditech (BVI) Company Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 50,000,000 7. Sole Dispositive Power 8. Shared Dispositive Power 50,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (11) 18.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 169483104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Golden Meditech Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
5.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 50,000,000 7. Sole Dispositive Power 8. Shared Dispositive Power 50,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (11) 18.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 169483104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bio Garden Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 50,000,000 7. Sole Dispositive Power 8. Shared Dispositive Power 50,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (11) 18.3%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 169483104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Yuen Kam
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
7.	Citizenship or Place of Organization People’s Republic of China (HKSAR)

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 6. Shared Voting Power 50,000,000 7. Sole Dispositive Power 8. Shared Dispositive Power 50,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (11) 18.3%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer

China Medical Technologies, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

No. 24 Yong Chang North Road
Beijing Economic-Technological Development Area
Beijing 100176
People’s Republic of China.

Item 2.	(a)	Name of Persons Filing
Golden Meditech (BVI) Company Ltd. (“Meditech BVI”)
Golden Meditech Company Limited (“Golden Meditech”)
Bio Garden Inc. (“Bio Garden”)
Yuen Kam (“Kam”)

	(b)	Address of Principal Business Office or, if none, Residence

As to Meditech BVI:

P.O. Box 957
Offshore Incorporations Centre
Road Town
Tortola
British Virgin Islands

As to Golden Meditech, Bio Garden and Kam::

Suite A, 36/F
1 Garden Road
Central
Hong Kong SAR
People’s Republic of China

	(c)	Citizenship
As to Meditech BVI and Bio Garden:
British Virgin Islands

As to Golden Meditech:
Cayman Islands

As to Kam:
People’s Republic of China (HKSAR)

	(d)	Title of Class of Securities

Ordinary Shares, par value US$0.10 per share (the “Shares”)

	(e)	CUSIP Number

169483104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.134-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of February 14, 2006, each of the following persons may be deemed to be the beneficial owner of 50,000,000 Shares:

Meditech BVI is the direct beneficial owner of the 50,000,000 Shares.

Golden Meditech, Bio Garden and Kam may be deemed to share with Meditech BVI the power to vote or direct the vote and to dispose or direct the disposition of the 50,000,000 Shares held by Meditech BVI for the following reasons:

• Golden Meditech is the owner of 100.0% of Meditech BVI;
• Bio Garden is the owner of 34.3% of Golden Meditech; and
• Kam is the owner of 100.0% of Bio Garden.

The filing of this Schedule 13G, however, should not be construed as an admission that Bio Garden and Kam is, for purposes of Section 13(d) of the U.S. Securities and Exchange Act, the beneficial owner of any of the 50,000,000 Shares beneficially owned by Golden Meditech.

(b) Percent of class:

As of February 14, 2006, the 50,000,000 Shares deemed to be beneficially owned by each of Meditech BVI, Golden Meditech, Bio Garden and Kam constituted approximately 18.3% of the total number of outstanding Shares of the Issuer. According to the Form 6-K filed by the Issuer on November 7, 2006, 273,600,000 Shares were outstanding as of September 30, 2005.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Meditech BVI: None

Golden Meditch: None

Bio Garden: None

Kam: None

(ii) Shared power to vote or to direct the vote

Meditech BVI: 50,000,000

Golden Meditch: 50,000,000

Bio Garden: 50,000,000

Kam: 50,000,000

(iii) Sole power to dispose or to direct the disposition of

Meditech BVI: None

Golden Meditch: None

Bio Garden: None

Kam: None

(iv) Shared power to dispose or to direct the disposition of

Meditech BVI: 50,000,000

Golden Meditch: 50,000,000

Bio Garden: 50,000,000

Kam: 50,000,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit A

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct,

Date: February 14, 2006

GOLDEN MEDITECH (BVI) COMPANY LTD.

By:	/s/ Yuen Kam
Name:	YUEN KAM
Title:	Director

GOLDEN MEDITECH COMPANY LIMITED

By:	/s/ Yuen Kam
Name:	YUEN KAM
Title:	Director

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name:	YUEN KAM
Title:	Director

/s/ Yuen Kam
YUEN KAM